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RECEIVED

2007 NOV -1 P 2:4

Grace H. Brown
202 457 5953
grace.brown@hklaw.com

07027691

PROCESSED
NOV 0 6 2007
THOMSON FINANCIAL

SUPPL

October 31, 2007

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

11/5

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-7036 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Grace H. Brown

Grace H. Brown
Holland & Knight LLP

4896046_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

For the month of October 2007, Japan Tobacco Inc. has no Japanese language document or material to be reported to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Brief Statements of Consolidated Semi-Annual Financial Results and Forecast with respect to the year ending March 2008

2. Notice of the Resolution of the Board of Directors concerning the Payment of the Interim Dividend dated November 1, 2007

3. Press Release

	Date	Title
1)	10/31/2007 (10/31/2007)	JT Reports Consolidated Financial Results for the First Fiscal Half that Ended September 30, 2007
2)	10/31/2007 (10/31/2007)	JT Reports International Tobacco Business Results for January-September 2007

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Not Applicable.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 3.

BRIEF STATEMENTS OF CONSOLIDATED SEMI-ANNUAL FINANCIAL RESULTS AND FORCAST WITH RESPECT TO THE YEAR ENDING MARCH 2008

JT

October 31, 2007

Name of the Listed Company: **Japan Tobacco Inc.** (Stock Code: 2914)
Listed Stock Exchanges: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges
URL: http://www.jti.co.jp/
Representative: Hiroshi Kimura, President, Chief Executive Officer and Representative Director
Contact: Masakazu Shimizu, Chief Communications Officer
Telephone: (81)3- 3582 - 3111
Date of Submission of Semi-Annual Report: December 21, 2007
Starting date of the dividend payments: November 30, 2007

Amounts are rounded down to the nearest JPY 1 million.

1. RESULTS FOR THE SIX MONTHS THAT ENDED SEPTEMBER 30, 2007 (From April 1, 2007 to September 30, 2007)

1).FINANCIAL RESULTS

Those figures in "%" show increased/decreased ratio compared with the previous semi-annual period.

	Net Sales		Operating Income		Ordinary Income	
Six months that ended	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
September 30, 2007	2,914,042	22.6	219,170	23.2	202,565	14.3
September 30, 2006	2,377,625	1.3	177,844	7.6	177,275	11.9
Year that ended March 31,2007	4,769,387	-	331,991	-	312,044	-

	Net Income		Net Income per Share	Diluted Net Income per Share
Six months that ended	*Millions of yen*	%	yen	*yen*
September 30, 2007	133,894	9.2	13,976.32	-
September 30, 2006	122,653	21.4	12,802.95	-
Year that ended March 31,2007	210,772	-	22,001.10	-

Reference: Equity in earnings of associated companies: six months that ended September 30, 2007: 1,275 million yen/ six months that ended September 30, 2006: 11 million yen / year that ended March 31, 2007: 25 million yen

2). FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
Six months that ended	*Millions of yen*	*Millions of yen*	%	*yen*
September 30, 2007	5,381,812	2,246,008	40.5	227,431.94
September 30, 2006	3,262,706	1,913,803	56.7	193,186.80
Year that ended March 31,2007	3,364,663	2,024,615	58.3	204,617.68

Reference: Equity Capital: six months that ended September 30, 2007: 2,178,816 million yen/ six months that ended September 30, 2006: 1,850,745 million yen / year that ended March 31, 2007: 1,960,253 million yen

3). CASH FLOW RESULTS

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, End of the Periods
Six months that ended	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
September 30, 2007	175,830	(1,574,126)	584,734	401,941
September 30, 2006	265,062	(293,227)	(6,450)	884,082
Year that ended March 31,2007	435,958	(149,692)	(32,634)	1,179,522

2. DIVIDENDS

	Dividends per Share		
(Record dates)	Inerim	Year-end	Total (Annual)
Year that ended March 31, 2007	*yen* 1,800.00	*yen* 2,200.00	*yen* 4,000.00
Year ending March 2008	2,200.00		4,400.00
Year ending March 2008 (Forecast)		2,200.00	

3. FORECASTS FOR THE BUSINESS RESULTS FOR THE FISCAL YEAR ENDING MARCH 2008 (From April 1, 2007 to March 31, 2008)

Those figures in "%" show increased/decreased ratio compared with the previous semi-annual period.

	Net Sales		Operating Income		Ordinary Income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%
Year ending March 2008	6,360,000	33.4	405,000	22.0	370,000	18.6

	Net Income		Net Income per Share
	Millions of yen	%	*yen*
Year ending March 2008	256,000	21.5	26,722.12

4. OTHERS

1). CHANGES IN THE SIGNIFICANT SUBSIDIARIES (ACCOMPANYING CHANGES IN SCOPE OF THE CONSOLIDATION): Applicable

New Consolidated Companies: 8

The Name of Companies: Gallaher Group Plc, Gallaher Ltd., Gallaher Capital Ltd., Gallaher (Dublin) Ltd.,
Gallaher Europe Finance, Harrigan Ltd., Austria Tabak GmbH,
HABET Handels-Beteiligungsgesellschaft mbH & Co. KG Nahrungs- und Genußmitte

2). CHANGES IN ACCOUNTING POLICY, PROCEDURE, AND PRESENTATION IN PREPARATION OF THE SEMI-ANNUAL CONSOLIDATED FINANCIAL STATEMENTS: (Described in the "BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES")

2)-1. CHANGES ACCOMPANYING REVISIONS OF ACCOUNTING STANDARDS, ETC.: Applicable

2)-2. CHANGES OTHER THAN THE ABOVE: None

Note: For details, please see "BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES."

3). OUTSTANDING SHARES (COMMON SHARES)

3)-1. OUTSTANDING SHARES AT THE END OF THE PERIODS (INCLUDING TREASURY STOCKS) :

As of September 30, 2007: 10,000,000 shares
As of September 30, 2006: 10,000,000 shares
As of March 31, 2007 : 10,000,000 shares

3)-2. TREASURY STOCKS AT THE END OF PERIODS :

As of September 30, 2007: 419,920 shares
As of September 30, 2006: 419,920 shares
As of March 31, 2007 : 419,920 shares

【Reference】 SUMMARY OF NON-CONSOLIDATED RESULTS

1. RESULTS FOR THE SIX MONTHS THAT ENDED SEPTEMBER 30, 2007 (From April 1, 2007 to September 30, 2007)

1). NON-CONSOLIDATED FINANCIAL RESULTS

Those figures in "%" show increased/decreased ratio compared with the previous semi-annual period.

	Net Sales		Operating Income		Ordinary Income	
Six months that ended	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
September 30, 2007	1,177,927	(0.3)	106,274	(10.4)	102,733	(13.9)
September 30, 2006	1,181,648	(4.6)	118,549	12.1	119,307	4.3
Year that ended March 31,2007	2,330,453	-	211,388	-	189,730	-

	Net Income		Net Income per Share
Six months that ended	*Millions of yen*	%	yen
September 30, 2007	65,560	(25.3)	6,843.40
September 30, 2006	87,738	13.9	9,158.47
Year that ended March 31,2007	132,456	-	13,826.19

2). NON-CONSOLIDATED FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
Six months that ended	*Millions of yen*	*Millions of yen*	%	*yen*
September 30, 2007	2,888,771	1,778,712	61.6	185,667.84
September 30, 2006	2,566,856	1,712,343	66.7	178,739.96
Year that ended March 31,2007	2,561,865	1,753,067	68.4	182,990.92

Reference: Equity Capital: six months that ended September 30, 2007: 1,778,712 million yen/ six months that ended September 30, 2006: 1,712,343 million yen / year that ended March 31, 2007: 1,753,067 million yen

Note:

1.Forecast for business results for the year ending March 31, 2008, released on August 9, 2007, is revised as of October 31, 2007.

2.Revised forecast described above reflect the impact mainly from amortization of trademarks, related to the acquision of Gallaher, based on the reasonable information available as of the end of the semi-annual accounting period. Goodwill related to the acquision of Gallaher is to be amortized from the fiscal year ending March 31, 2009.

3.Forecast is based on the assumption judged to be reasonable as of the data of issuing this statement and the actual results may substantially differ from the forecast above.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and September 30, 2007

	as of March 31, 2007	*as of September 30, 2007*	*Change*
ASSETS	*Millions of yen*	*Millions of yen*	*Millions of yen*
CURRENT ASSETS:	**1,840,808**	**1,437,145**	**(403,663)**
Cash and deposits	555,653	293,147	(262,505)
Trade notes and accounts receivable	149,384	363,238	213,853
Marketable securities	578,066	108,761	(469,305)
Inventories	417,276	548,079	130,802
Other current assets	141,966	127,612	(14,354)
Allowance for doubtful accounts	(1,539)	(3,693)	(2,154)
FIXED ASSETS:	**1,523,855**	**3,944,667**	**2,420,812**
Property, plant and equipment:	**600,435**	**736,673**	**136,237**
Buildings and structures	229,019	268,738	39,719
Machinery, equipment and vehicles	152,900	212,528	59,627
Land	131,817	143,872	12,054
Other	86,698	111,534	24,836
Intangible assets:	**542,880**	**2,916,498**	**2,373,617**
Goodwill	360,681	2,189,494	1,828,812
Trademarks	154,980	685,863	530,882
Other	27,218	41,140	13,922
Investments and other assets:	**380,538**	**291,495**	**(89,042)**
Investment securities	262,616	126,676	(135,940)
Other assets	119,520	166,263	46,743
Allowance for doubtful accounts	(1,230)	(1,166)	64
Allowance for loss on investments	(368)	(278)	89
TOTAL ASSETS	**3,364,663**	**5,381,812**	**2,017,149**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and September 30, 2007

	as of March 31, 2007	*as of September 30, 2007*	*Change*
LIABILITIES	*Millions of yen*	*Millions of yen*	*Millions of yen*
CURRENT LIABILITIES:	**813,196**	**1,769,560**	**956,363**
Trade notes and accounts payable	129,764	166,634	36,869
Short-term bank loans	53,706	588,724	535,017
Current portion of long-term borrowings	10,549	1,586	(8,963)
National tobacco excise taxes payable	134,573	321,620	187,046
National tobacco special excise taxes payable	21,991	23,204	1,213
Local tobacco excise taxes payable	181,374	192,333	10,958
Other allowances	31,309	28,720	(2,589)
Other current liabilities	249,925	446,736	196,811
NON-CURRENT LIABILITIES:	**526,851**	**1,366,243**	**839,392**
Bonds	150,000	715,074	565,074
Long-term borrowings	5,012	92,399	87,387
Liabilities for retirement benefits	282,377	299,319	16,942
Liabilities for retirement benefits for directors and corporate auditors	1,017	596	(421)
Other non-current liabilities	88,443	258,853	170,409
TOTAL LIABILITIES	**1,340,047**	**3,135,804**	**1,795,756**
NET ASSETS			
SHAREHOLDERS' EQUITY:	**1,920,159**	**2,022,675**	**102,516**
Common stock	100,000	100,000	-
Capital surplus	736,400	736,400	-
Retained earnings	1,158,337	1,260,853	102,516
Treasury stock	(74,578)	(74,578)	-
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**156,140**	**116,046**
Net unrealized gains on investment securities	33,329	28,546	(4,782)
Net deferred gains on hedging instruments	14,580	581	(13,999)
Pension liability adjustment of foreign consolidated subsidiaries	(15,560)	(16,102)	(542)
Foreign currency translation adjustments	7,745	143,115	135,370
MINORITY INTERESTS	**64,362**	**67,192**	**2,830**
TOTAL NET ASSETS	**2,024,615**	**2,246,008**	**221,392**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**5,381,812**	**2,017,149**

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months that ended September 30, 2006 and 2007 and for the year that ended March 31, 2007

	For the six months that ended		Change	For the year that ended March 31, 2007
	September 30, 2006	September 30, 2007		
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
NET SALES	**2,377,625**	**2,914,042**	**536,417**	**4,769,387**
COST OF SALES	**1,918,387**	**2,368,170**	**449,783**	**3,844,768**
GROSS PROFIT	**459,237**	**545,871**	**86,634**	**924,619**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**281,393**	**326,701**	**45,308**	**592,628**
OPERATING INCOME	**177,844**	**219,170**	**41,325**	**331,991**
NON-OPERATING INCOME:	**10,913**	**14,402**	**3,488**	**16,033**
Interest income	3,866	6,867	3,001	10,384
Dividend income	1,219	3,101	1,881	1,718
Foreign exchange gain	3,391	-	(3,391)	-
Other	2,435	4,433	1,997	3,930
NON-OPERATING EXPENSES:	**11,482**	**31,007**	**19,524**	**35,980**
Interest expense	3,127	19,755	16,628	6,939
Foreign exchange loss	-	2,996	2,996	14,464
Financial support for domestic leaf tobacco growers	3,619	2,295	(1,323)	3,504
Periodic mutual assistance association cost	1,356	1,166	(190)	2,713
Other	3,379	4,792	1,413	8,357
ORDINARY INCOME	**177,275**	**202,565**	**25,289**	**312,044**
EXTRAORDINARY PROFIT:	**32,593**	**12,436**	**(20,157)**	**50,854**
Gain on sale of property, plant and equipment	30,407	11,671	(18,736)	47,506
Other	2,186	764	(1,421)	3,348
EXTRAORDINARY LOSS:	**8,414**	**8,827**	**413**	**25,703**
Loss on sale of property, plant and equipment	2,498	717	(1,780)	3,151
Loss on disposal of property, plant and equipment	2,321	2,966	644	10,402
Impairment loss	1,306	2,139	833	2,712
Introduction costs for vending machines with adult identification functions	1,573	2,576	1,003	5,746
Other	714	427	(287)	3,690
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**201,454**	**206,173**	**4,719**	**337,195**
INCOME TAXES-CURRENT	76,336	68,577	(7,759)	84,480
INCOME TAXES-DEFERRED	-	-	-	36,923
MINORITY INTERESTS	2,464	3,702	1,237	5,018
NET INCOME	**122,653**	**133,894**	**11,240**	**210,772**

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Japan Tobacco Inc. and Consolidated Subsidiaries

For the six months that ended September 30, 2006 and 2007 and for the year that ended March 31, 2007

(For the six months that ended September 30, 2006) *Millions of yen*

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	**Total shareholders' equity**
Balance as of March 31, 2006	100,000	736,400	972,511	(74,578)	**1,734,333**
Changes of items during the accounting period					
Cash dividend paid (Note)			(17,244)		**(17,244)**
Bonuses to directors and corporate auditors (Note)			(196)		**(196)**
Net income			122,653		**122,653**
Net changes of items other than shareholders' equity					
Total changes of items during the accounting period	-	-	105,212	-	**105,212**
Balance as of September 30, 2006	100,000	736,400	1,077,723	(74,578)	**1,839,545**

Millions of yen

	Valuation and translation adjustments				**Minority interests**	**Total net assets**
	Net unrealized gains on investment securities	Net deferred gains on hedging instruments	Foreign currency translation adjustments	**Total valuation and translation adjustments**		
Balance as of March 31, 2006	35,531	-	(7,353)	**28,178**	**57,561**	**1,820,073**
Changes of items during the accounting period						
Cash dividend paid (Note)						**(17,244)**
Bonuses to directors and corporate auditors (Note)						**(196)**
Net income						**122,653**
Net changes of items other than shareholders' equity	(2,436)	1,207	(15,750)	**(16,979)**	**5,497**	**(11,481)**
Total changes of items during the accounting period	(2,436)	1,207	(15,750)	**(16,979)**	**5,497**	**93,730**
Balance as of September 30, 2006	33,095	1,207	(23,103)	**11,199**	**63,058**	**1,913,803**

Note:

Cash dividend paid and bonuses to directors and corporate auditors are items that were approved at the general shareholders' meeting in June 2006.

(For the six months that ended September 30, 2007) *Millions of yen*

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	**Total shareholders' equity**
Balance as of March 31, 2007	100,000	736,400	1,158,337	(74,578)	**1,920,159**
Changes of items during the accounting period					
Changes of retained earnings due to the new accounting standard adopted by foreign consolidated subsidiaries applying U.S.GAAP (Note 2)			(10,301)		**(10,301)**
Cash dividend paid			(21,076)		**(21,076)**
Net income			133,894		**133,894**
Net changes of items other than shareholders' equity					
Total changes of items during the accounting period	-	-	102,516	-	**102,516**
Balance as of September 30, 2007	100,000	736,400	1,260,853	(74,578)	**2,022,675**

Millions of yen

	Valuation and translation adjustments					**Minority interests**	**Total net assets**
	Net unrealized gains on investment securities	Net deferred gains on hedging instruments	Pension liability adjustment of foreign consolidated subsidiaries (Note 1)	Foreign currency translation adjustments	**Total valuation and translation adjustments**		
Balance as of March 31, 2007	33,329	14,580	(15,560)	7,745	**40,094**	**64,362**	**2,024,615**
Changes of items during the accounting period							
Changes of retained earnings due to the new accounting standard adopted by foreign consolidated subsidiaries applying U.S.GAAP (Note 2)							**(10,301)**
Cash dividend paid							**(21,076)**
Net income							**133,894**
Net changes of items other than shareholders' equity	(4,782)	(13,999)	(542)	135,370	**116,046**	**2,830**	**118,876**
Total changes of items during the accounting period	(4,782)	(13,999)	(542)	135,370	**116,046**	**2,830**	**221,392**
Balance as of September 30, 2007	28,546	581	(16,102)	143,115	**156,140**	**67,192**	**2,246,008**

Note:
1. "Pension liability adjustment of foreign consolidated subsidiaries" is unfunded obligation recognized by foreign consolidated subsidiaries applying U.S.GAAP.
2. Foreign consolidated subsidiaries applying U.S.GAAP adopted "Accounting for Uncertainty in Income Taxes"(FASB Interpretation from the current period. First year's effect of adoption was recorded in changes of retained earnings.

(For the year that ended March 31, 2007) *Millions of yen*

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	**Total shareholders' equity**
Balance as of March 31, 2006	100,000	736,400	972,511	(74,578)	**1,734,333**
Changes of items during the accounting period					
Cash dividend paid (Note1)			(17,244)		**(17,244)**
Cash dividend paid			(17,244)		**(17,244)**
Bonuses to directors and corporate auditors (Note1)			(196)		**(196)**
Net income			210,772		**210,772**
Adjustment to retained earnings for change in the number of equity method affiliates			(79)		**(79)**
Net changes of items other than shareholders' equity (Note2)			9,818		**9,818**
Total changes of items during the accounting period	-	-	185,825	-	**185,825**
Balance as of March 31, 2007	100,000	736,400	1,158,337	(74,578)	**1,920,159**

Millions of yen

	Valuation and translation adjustments					**Minority interests**	**Total net assets**
	Net unrealized gains on investment securities	Net deferred gains on hedging instruments	Pension liability adjustment of foreign consolidated subsidiaries (Note2)	Foreign currency translation adjustments	**Total valuation and translation adjustments**		
Balance as of March 31, 2006	35,531	-	-	(7,353)	**28,178**	**57,561**	**1,820,073**
Changes of items during the accounting period							
Cash dividend paid (Note1)							**(17,244)**
Cash dividend paid							**(17,244)**
Bonuses to directors and corporate auditors(Note1)							**(196)**
Net income							**210,772**
Adjustment to retained earnings for change in the number of equity method affiliates							**(79)**
Net changes of items other than shareholders' equity (Note2)	(2,202)	14,580	(15,560)	15,098	**11,915**	**6,800**	**28,534**
Total changes of items during the accounting period	(2,202)	14,580	(15,560)	15,098	**11,915**	**6,800**	**204,542**
Balance as of March 31, 2007	33,329	14,580	(15,560)	7,745	**40,094**	**64,362**	**2,024,615**

Note:

1. Cash dividend paid and bonuses to directors and corporate auditors are items that were approved at the general shareholders' meeting in June 2006.

2. "Pension liability adjustment of foreign consolidated subsidiaries" is unfunded obligation recognized by foreign consolidated subsidiaries applying U.S.GAAP. The amount reversed of minimum pension liability by foreign consolidated subsidiaries applying U.S.GAAP was recorded in "Net changes of items other than shareholders' equity" of retained earnings.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months that ended September 30, 2006 and 2007 and for the year that ended March 31, 2007

	For the six months that ended		*Change*	*For the year that ended*
	September 30, 2006	*September 30, 2007*		*March 31, 2007*
OPERATING ACTIVITIES:	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
Income before income taxes and minority interests	201,454	206,173	4,719	337,195
Depreciation and amortization	62,953	74,838	11,885	130,105
Impairment loss	1,306	2,139	833	2,712
Net gain on sale of property, plant and equipment	(26,302)	(9,979)	16,322	(39,284)
Amortization of goodwill	1,516	807	(709)	2,537
Decrease in liabilities for retirement benefits	(9,877)	(5,755)	4,121	(21,163)
Interest income and dividend income	(5,086)	(9,969)	(4,883)	(12,103)
Interest expense	3,127	19,755	16,628	6,939
Increase in trade notes and accounts receivable	(21,972)	(25,438)	(3,465)	(9,476)
(Increase) decrease in inventories	(2,411)	34,127	36,539	(6,171)
Increase (decrease) in trade notes and accounts payable	(11,877)	3,890	15,767	(12,877)
Decrease in other payable	(35,574)	(42,576)	(7,001)	(22,087)
Increase in tobacco excise taxes payable	174,782	17,060	(157,721)	160,020
Other, net	(36,891)	(10,701)	26,190	(28,781)
Sub-total	**295,146**	**254,374**	**(40,771)**	**487,566**
Interest and dividend received	5,010	11,763	6,752	12,071
Interest paid	(2,727)	(25,321)	(22,593)	(6,493)
Income taxes paid	(32,367)	(64,986)	(32,618)	(57,185)
Net cash provided by operating activities	**265,062**	**175,830**	**(89,231)**	**435,958**
INVESTING ACTIVITIES:				
Purchases of marketable securities	(325,493)	(8,021)	317,471	(330,715)
Proceeds from sale and redemption of marketable securities	50,783	3,721	(47,061)	386,189
Purchase of property, plant and equipment	(46,674)	(57,203)	(10,529)	(96,717)
Proceeds from sale of property, plant and equipment	35,330	14,765	(20,564)	57,093
Purchase of intangible assets	(4,203)	(3,154)	1,048	(7,927)
Purchase of investment securities	(1,596)	(3,707)	(2,110)	(158,385)
Purchase of shares of newly consolidated subsidiaries, net of cash acquired	(4,032)	(1,523,836)	(1,519,804)	(4,085)
Proceeds from sale of shares of former consolidated subsidiaries, net of cash held	(387)	-	387	(387)
Other, net	3,046	3,310	263	5,243
Net cash used in investing activities	**(293,227)**	**(1,574,126)**	**(1,280,899)**	**(149,692)**
FINANCING ACTIVITIES:				
Net increase in short-term bank loans	16,544	467,435	450,890	18,571
Proceeds from long-term borrowings	-	80,000	80,000	-
Repayment of long-term borrowings	(10,024)	(89,122)	(79,098)	(19,840)
Proceeds from issue of bonds	-	149,723	149,723	-
Proceeds from minority shareholders	4,927	-	(4,927)	4,927
Dividends paid	(17,244)	(21,076)	(3,832)	(34,488)
Dividends paid to minority shareholders	(483)	(1,483)	(1,000)	(1,474)
Other, net	(171)	(742)	(570)	(330)
Net cash provided by (used in) financing activities	**(6,450)**	**584,734**	**591,185**	**(32,634)**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(1,443)**	**35,981**	**37,425**	**5,749**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**(36,059)**	**(777,580)**	**(741,521)**	**259,380**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**920,141**	**1,179,522**	**259,380**	**920,141**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**884,082**	**401,941**	**(482,140)**	**1,179,522**

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Matters Related to the Scope of Consolidation)

Number of consolidated subsidiaries: 284

Major consolidated subsidiaries: TS Network Co., Ltd., Japan Filter Technology, Ltd., JT International S.A., Torii Pharmaceutical Co., Ltd., JT Foods Co., Ltd., Japan Beverage Inc., JT Real Estate Co., Ltd., JT Financial Service Corporation

In addition, the semi-annual consolidated financial statements include 132 newly consolidated subsidiaries: Japan Beverage Tohoku Inc. and Fuji enterprise Inc. in Japan; and Gallaher Group Plc, Gallaher Ltd., Gallaher Capital Ltd., Gallaher (Dublin) Ltd., Gallaher Europe Finance, Harrigan Ltd., Austria Tabak GmbH, HABET Handels-Beteiligungsgesellschaft mbH & Co. KG Nahrungs- und Genußmittel, Liggett-Ducat CJSC, CJSC Gallaher Ukraine, Gallaher Kazakhstan LLC and others overseas.

Three former consolidated subsidiaries, including Eagle Collection (M) Sdn. Bhd., are excluded from the scope of consolidation, as liquidation proceedings have been completed.

The impact of non-consolidated subsidiaries on total assets, net sales, net income (in proportion of equity) and retained earnings (in proportion of equity) and others of non-consolidated subsidiaries on the corresponding consolidated total assets, consolidated net sales, consolidated net income (in proportion of equity) and consolidated retained earnings (in proportion of equity) and others is insignificant. For this reason, these companies are excluded from the scope of consolidation.

CHANGES IN ACCOUNTING POLICIES

Application from the Current Semi-annual Consolidated Accounting Period

(Accounting Standard for Measurement of Inventories)

"Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9, July 5, 2006) can be applied to consolidated accounting years beginning prior to March 31, 2008. Accordingly, the accounting standard is applied from the current semi-annual consolidated accounting period. The impact of this change on operating income, ordinary income and semi-annual income before income taxes and minority interests for the six months that ended September 30, 2007 is insignificant.

Conventional write-downs on raw materials and half-finished goods are discontinued from the current semi-annual consolidated accounting period.

(Changes in the Depreciation Method for Property, Plant and Equipment)

In accordance with revisions to the Corporate Tax Law (Ordinance 6 of March 30, 2007, partially revising the Income Tax Law and other laws and Ordinance 83 of March 30, 2007, partially revising the Corporate Tax Law Enforcement Ordinance), the depreciation method based on the revised Corporate Tax Law is applied to property, plant and equipment acquired from April 1, 2007.

Furthermore, the depreciation method based on the Corporate Tax Law prior to these revisions is applied to property, plant and equipment acquired up to March 31, 2007. Accordingly, the difference between the equivalent of 5% of the acquisition cost and the memorandum value is depreciated evenly over a five-year period starting from the consolidated accounting period subsequent to the period during which the asset is depreciated to 5% of the acquisition cost.

The impact of this change on operating income, ordinary income and semi-annual income before income taxes and minority interests for the six months that ended September 30, 2007 is insignificant.

Application from the Previous Consolidated Accounting Period

(Accounting Standards Related to Retirement Benefits of Foreign Consolidated Subsidiaries)

Formerly, major foreign consolidated subsidiaries recognized additional minimum pension liability in the case where unfunded accumulated benefit obligations exceeded liabilities for retirement benefits. However, from the

previous accounting period, based on FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)," the Company changed to a method of accounting for the difference between retirement benefit obligation and pension plan assets at fair value on the consolidated balance sheets as assets or liabilities, and accounting for unrecognized actuarial net gain or loss and prior service costs as pension liability adjustment of foreign consolidated subsidiaries, net of tax effect, under valuation and translation adjustments of net assets.

These changes had no impact on profit and loss for the previous consolidated accounting period.

Furthermore, details other than those described above have been omitted as there have been no other major changes since the Company's recent semi-annual report (issued December 15, 2006).

SEGMENT INFORMATION

1. OPERATIONS BY INDUSTRY SEGMENT

(For the six months that ended September 30, 2006) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	1,731,193	468,374	23,089	144,660	10,306	2,377,625	-	2,377,625
(2) Intersegment sales	23,125	10,272	-	66	11,174	44,638	(44,638)	-
Total	1,754,318	478,647	23,089	144,726	21,481	2,422,263	(44,638)	2,377,625
Operating expenses	1,619,451	438,925	28,461	140,389	17,285	2,244,514	(44,734)	2,199,780
Operating income (loss)	134,866	39,721	(5,372)	4,336	4,196	177,749	95	177,844

(For the six months that ended September 30, 2007) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	1,723,372	1,005,495	22,147	152,070	10,956	2,914,042	-	2,914,042
(2) Intersegment sales	24,896	18,217	-	68	12,240	55,422	(55,422)	-
Total	1,748,268	1,023,712	22,147	152,139	23,196	2,969,465	(55,422)	2,914,042
Operating expenses	1,623,689	930,996	29,583	148,426	17,253	2,749,949	(55,077)	2,694,872
Operating income (loss)	124,579	92,715	(7,435)	3,712	5,942	219,515	(345)	219,170

(For the year that ended March 31, 2007) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	3,416,273	999,658	45,452	286,554	21,448	4,769,387	-	4,769,387
(2) Intersegment sales	45,005	26,354	-	109	25,876	97,346	(97,346)	-
Total	3,461,278	1,026,013	45,452	286,663	47,325	4,866,733	(97,346)	4,769,387
Operating expenses	3,215,891	944,928	56,659	279,958	37,993	4,535,430	(98,034)	4,437,396
Operating income (loss)	245,387	81,085	(11,206)	6,704	9,331	331,302	688	331,991

Notes:

1. Operations by industry segment are categorized based on types of products, characteristics and markets.

2. Main products or services under each category are as follows:

1) Domestic Tobacco	Tobacco products*
	*These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.
2) International Tobacco	Tobacco products
3) Pharmaceutical	Prescription drugs
4) Foods	Beverages and processed foods
5) Others	Rent of real estate, leasing, engineering and others

3. The following table shows the amonts of depreciation and amortization, and goodwill amortization by industry segment which are included in operating expenses.

Depreciation and amortization
(Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Total	Elimination/ Corporate	Consolidated
For the six months that ended September 30, 2006	38,813	15,046	1,450	1,912	6,036	63,259	(306)	62,953
For the six months that ended September 30, 2007	40,362	25,598	1,591	1,952	5,835	75,340	(501)	74,838
For the year that ended March 31, 2007	79,964	31,583	3,009	3,893	12,254	130,705	(600)	130,105

Goodwill amortization *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Consolidated
For the six months that ended September 30, 2006	573	-	-	943	-	1,516
For the six months that ended September 30, 2007	544	-	-	263	-	807
For the year that ended March 31, 2007	1,117	-	-	1,419	-	2,537

4.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes domestic tobacco products and sells imported tobacco products by wholesale.

The following table shows net sales of imported tobacco products via TS Network Co., Ltd. for the six months that ended September 30, 2006 and 2007 and for the year that ended March 31, 2007.

Millions of yen

For the six months that ended September 30, 2006	615,033
For the six months that ended September 30, 2007	614,523
For the year that ended March 31, 2007	1,216,248

5. With respect to international tobacco business, as the closing date of the semi-annual accounting period of international consolidated subsidiaries is set on June 30, operating results from January 1, 2007 to June 30, 2007 have been included in the current consolidated period.

The business of Gallaher which JT acquired on April 18 ,2007, as described in "ADDITIONAL INFORMATION",is included in international tobacco business.

As the closing date of the semi-annual accounting period of Gallaher is set on June 30, operating results from April 18, 2007 to June 30, 2007 have been included in the current consolidated period

2. OPERATIONS BY GEOGRAPHIC SEGMENT

(For the six months that ended September 30, 2006) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales						
(1) Sales to customers	1,885,540	168,467	323,617	2,377,625	-	2,377,625
(2) Intersegment sales	23,882	77,395	11,653	112,930	(112,930)	-
Total	1,909,422	245,862	335,270	2,490,555	(112,930)	2,377,625
Operating expenses	1,772,009	251,769	288,905	2,312,684	(112,904)	2,199,780
Operating income (loss)	137,413	(5,907)	46,365	177,871	(26)	177,844

Notes:

1. Operations by geographic area are categorized based on geographical approximation.
2. Main countries and areas included in each category other than Japan
   1) Western Europe Switzerland, France, and Germany
   2) Others Canada, Russia, and Malaysia

(For the six months that ended September 30, 2007) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales						
(1) Sales to customers	1,879,887	590,770	443,383	2,914,042	-	2,914,042
(2) Intersegment sales	26,479	89,351	13,555	129,386	(129,386)	-
Total	1,906,367	680,122	456,939	3,043,429	(129,386)	2,914,042
Operating expenses	1,780,776	647,683	395,787	2,824,248	(129,376)	2,694,872
Operating income	125,590	32,438	61,151	219,180	(10)	219,170

Notes:

1. Operations by geographic area are categorized based on geographical approximation.
2. Main countries and areas included in each category other than Japan
   1) Western Europe Switzerland, UK, and Germany
   2) Others Canada, Russia, and Malaysia

(For the year that ended March 31, 2007) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales						
(1) Sales to customers	3,718,450	353,830	697,106	4,769,387	-	4,769,387
(2) Intersegment sales	47,350	156,414	23,330	227,095	(227,095)	-
Total	3,765,800	510,245	720,436	4,996,482	(227,095)	4,769,387
Operating expenses	3,517,318	529,055	618,885	4,665,258	(227,862)	4,437,396
Operating income (loss)	248,482	(18,810)	101,551	331,223	767	331,991

Notes:

1. Operations by geographic area are categorized based on geographical approximation.
2. Main countries and areas included in each category other than Japan
   1) Western Europe Switzerland, France, and Germany
   2) Others Canada, Russia, and Malaysia

3.OVERSEAS SALES

(For the six months that ended September 30, 2006) *Millions of yen*

	Total
1) Overseas sales	495,116
2) Consolidated sales	2,377,625
3) Percentage of overseas sales to consolidated sales (%)	20.8

Note: Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

(For the six months that ended September 30, 2007) *Millions of yen*

	Western Europe	Others	Total
1) Overseas sales	568,354	467,501	1,035,856
2) Consolidated sales			2,914,042
3) Percentage of overseas sales to consolidated sales (%)	19.5	16.0	35.5

Note:

1.Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

2.Operations by geographic area are categorized based on geographical approximation.

3.Main countries and areas included in each category

1) Western Europe Switzerland, UK, and Germany

2) Others Canada, Russia, and Malaysia

4.For the semi-annual period that ended September 30, 2007, "Overseas sales" is devided into "Western Europe" and "Others", because the overseas sales related to Western Europe exceed 10% of consolidated net sales.

Overseas sales and its percentage to consolidated sales related to Western Europe for the six months that ended September 30, 2006 and for the year that ended March 31, 2007 are as below:

For the six months that ended September 30, 2006 : 156,946 million of yen (6.6%)

For the year that ended March 31, 2007 : 326,032 million of yen (6.8%)

(For the year that ended March 31, 2007) *Millions of yen*

	Total
1) Overseas sales	1,056,762
2) Consolidated sales	4,769,387
3) Percentage of overseas sales to consolidated sales (%)	22.2

Note: Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

PER SHARE INFORMATION

For the six months that ended September 30, 2006	For the six months that ended September 30, 2007	For the year that ended March 31, 2007
Net assets per share 193,186.80 yen Net income per share 12,802.95 yen There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist. Each share of common stock was split into five shares on April 1, 2006. The shareholders' equity and net income per share are as follows.	Net assets per share 227,431.94 yen Net income per share 13,976.32 yen There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.	Net assets per share 204,617.68 yen Net income per share 22,001.10 yen There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist. Each share of common stock was split into five shares on April 1, 2006. The shareholders' equity and net income per share are as follows.
(For the six months that ended September 30, 2005)		(For the year that ended March 31, 2006)
Net assets per share 169,672.90 yen Net income per share 10,542.74 yen		Net assets per share 183,956.07 yen Net income per share 21,016.96 yen
		There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.
(For the year that ended March 31, 2006)		
Net assets per share 183,956.07 yen Net income per share 21,016.96 yen		
There is no figure disclosed for the diluted net income per share, as no such securities causing dilution exist.		

Notes relating to lease transactions, securities and derivative transactions have been omitted from the brief statements of consolidated semi-annual results as they are not deemed to have major importance.

ADDITIONAL INFORMATION

(Business Combinations)

Via consolidated subsidiary JTI (UK) MANAGEMENT LTD, on April 18, 2007, JT acquired the outstanding shares of the Gallaher Group Plc of the United Kingdom through an acquisition method under English law known as a scheme of arrangement, converting Gallaher Group Plc into a wholly owned subsidiary.

As the direct acquirer of the outstanding shares in Gallaher Group Plc was JTI (UK) MANAGEMENT LTD, which follows generally accepted accounting principles and practices in the United States ("U.S. GAAP"), said business combination was accounted for under the purchase method, based on FASB Statement No. 141. The allocation of acquisition costs, which is to be finalized within one year after acquisition, based on the FASB Statement No. 141, is not finalized as of the end of the semi-annual consolidated accounting period. Accounting principles are applied based on the reasonable information available at the time.

In August 2007, JT reorganized JTI (UK) MANAGEMENT LTD into a subsidiary of JT International Holding B.V., a consolidated subsidiary of JT.

1. The followings are the name of the acquired company, business contents, main reasons for business combination, the date of business combination, the legal form of the business combination, and ratio of voting rights acquired.
   (1) The name of acquired company: Gallaher Group Plc
   (2) Business contents: Manufacturing and selling of tobacco products
   (3) Main reasons for business combination
   Through the acquisition of the Gallaher Group Plc, JT could expand its business and enjoy the economy of scale, build well-balanced and competitive brand portfolio in each market and price segmentation, strengthen technology/distribution infrastructures, and synergize business growth expected of the business combination with effective business operations.
   (4) Date of business combination: April 18, 2007
   (5) Legal form of the business combination: The issued shares were acquired for cash.
   (6) Ratio of voting rights acquired: 100%

2. Period of operating results included in the semi-annual consolidated financial statements
   As the closing date of the semi-annual accounting period of the acquired company is set on June 30, operating results from April 18, 2007 to June 30, 2007 for this company have been included in the current consolidated period.

3. Acquisition costs
   The acquisition was conducted for 7.5 billion sterling pounds in cash.

4. Amount of goodwill recognized, basis for recognition, and method and period for amortization of goodwill
   (1) Amount of goodwill recognized
   ¥1,817,610 million
   (2) Basis for recognition
   Goodwill was recognized because the acquisition cost of the company exceeded the net value allocated to the assets acquired and liabilities assumed.
   (3) Method and period for amortization of goodwill
   In accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets," the amount of goodwill recognized shall not be amortized. Rather, the decision of whether to recognize impairment shall be made once each year, or each time an event occurs indicating that the fair value of goodwill might fall below its book value.

5. Principal details of assets received and liabilities assumed on the day of the business combination are as follows :

Current assets:	¥412,659 million
Non-current assets:	¥2,470,821 million
Total assets:	¥2,883,481 million

Current liabilities:	¥447,669 million
Non-current liabilities:	¥650,925 million
Total liabilities:	¥1,098,595 million

Regarding allocation of acquisition costs, the major intangible asset that was acquired in addition to goodwill was ¥523,263 million in trademarks. This asset has an amortization period of 20 years.

Note: Amount of yen mentioned above is translated at the exchange rate as of the business combination date. The amount of goodwill (¥1,751,547 million) included in Non-current assets differs from the amount of goodwill which is described in 4.(1)(consolidated balance sheets amount).

IMPORTANT SUBSEQUENT EVENTS

Regarding the part of asset-backed commercial papers held by JTI-Macdonald Corp., the Company's Canadian consolidated subsidiary, for the purpose of short-term use of funds, major financial institutions and other organizations related to said commercial paper proposed extending the redemption period, owing to problems of falling liquidity in the Canadian asset-backed commercial paper market arising in August 2007. These extensions were agreed by JTI-Macdonald Corp.

In addition, the closing date of the semi-annual consolidated accounting period of JTI-Macdonald Corp. is set on June 30, and 73 million Canadian dollars (¥8,497 million) in the asset-backed commercial paper, for which extensions to redemption were agreed at the end of June, is included the interim consolidated balance sheets as marketable securities.

Furthermore, 171 million Canadian dollars (¥19,751 million) in the asset-backed commercial paper with extensions to redemption was held by the Company as of September 30, 2007.

Consolidated Financial Results for 1H FY 3/2008

and Full-term Forecasts for FY 3/2008

JT

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements reflect future expectations, identify strategies, discuss market trends, contain projections of operational results and financial conditions, and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns related to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on sales, marketing and use of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

2 JT

Financial Results for 1H FY 3/2008

Results for 1H FY 3/2008

¤ **Summary of Performance**

Sales and profits recorded historical highs due to the continuing top-line growth of the international tobacco business, as well as the addition of Gallaher results to the consolidated performance.

(Unit:JPY billion)

	1H FY 3/2007	1H FY 3/2008	Change
Sales incl. Taxes	2,377.6	2,914.0	536.4 (+22.6%)
Sales excl.Taxes	1,022.3	1,198.6	176.3 (+17.2%)
EBITDA	242.3	294.8	52.5 (+21.7%)
Operating Income	177.8	219.1	41.3 (+23.2%)
Recurrnng Profit	177.2	202.5	25.2 (+14.3%)
Net Income	122.6	133.8	11.2 (+9.2%)

Results for 1H FY 3/2008

¤ Domestic Tobacco Business

The sales volume declined due to retail price revisions resulting from a tax hike in July 2007. As a result, though the average selling price rose thanks to a revision of the price of Mild Seven, both sales and profits declined due to rose in materials costs and sales promotion expenses.

(Unit: JPY billion)

	1H FY 3/2007	1H FY 3/2008	Change
Sales incl. Taxes	1,731.1	1,723.3	-7.8 (-0.5%)
Sales excl. Taxes (Excl. imported cigarettes)	373.8	365.1	-8.7 (-2.3%)
EBITDA	174.2	165.4	-8.7 (-5.0%)
Operating Income	134.8	124.5	-10.2 (-7.6%)

(Unit: billion cigarettes)

Sales Volume of JT Products	90.9	85.8	-5.1 (-5.6%)

Results for 1H FY 3/2008

¤ Domestic Tobacco Business – Market Share of JT Products ※

※ New Basis=JT original products + JTI products for Japanese market (Camel, Winston, Salem, etc.)



《Changes on Quarterly Basis》
《Changes on Half-Year Basis》
(%)
JT Products
64.2
64.7
64.5
64.9
64.5
66.7
66.3
65.8
65.3
64.9
64.6
64.7
Mild Seven Family
30.5
31.2
31.3
31.6
31.9
33.0
32.8
32.3
32.1
31.9
31.3
31.7
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
FY 3/2006
FY 3/2007
FY 3/2008
1H 2H 1H 2H 1H 2H 1H
FY 3/2005
FY 3/2006
FY 3/2007
FY 3/2008

Results for 1H FY 3/2008

¤ International Tobacco Business

Results far exceeded the figures for the previous year due to the top-line growth, as well as the addition of Gallaher's results to the consolidated performance.

(Unit: JPY billion)

	1H FY 3/2007	1H FY 3/2008	Change
Sales incl. Taxes	468.3	1,005.4	537.1 (+114.7%)
Sales excl. Taxes (Excl. Distribution Business)	256.2	403.0	146.7 (+57.3%)
EBITDA	54.7	118.3	63.5 (+116.0%)
Operating Income	39.7	92.7	52.9 (+133.4%)
Exchange Rate (JPY/USD)	115.73	120.15	4.42

(Reference) Before royalty payment to JT (Unit: USD million)

EBITDA	532	1,058	526 (+98.9%)

《Total sales volume in January to June》

(Unit: BNU cigarettes)



180
160
140
120
100
80
60
40
20
159.3
113.7
2004
2005
2006
2007
Total Volume
GFB Volume

Note) GFBs in 2006: Winston, Camel, Mild Seven
GFBs in 2007 (after April 18, 2007):
Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

Results for 1H FY 3/2008

¤ Pharmaceutical Business

Both sales and profits declined due to the temporary income in the previous year from the product licensing-out and an increase in R&D expenses.
However, three new items moved into the clinical development stage, and efforts are underway to ensure steady advance in clinical development and enhance the R&D pipeline.

(Unit: JPY billion)

	1H FY 3/2007	1H FY 3/2008	Change
Sales	23.0	22.1	-0.9 (-4.1%)
EBITDA	-3.9	-5.8	-1.9 -
Operating Income	-5.3	-7.4	-2.0 -

Clinical Development (as of October 31, 2007)

Code	Indication	Stage
JTT-705(oral)	Dyslipidemia	Japan: Phase 1
JTT-130(oral)	Hyperlipidemia	Japan: Phase 2 Overseas: Phase 2
JTK-303(oral)	HIV infection	Japan: Phase 1
JTT-302(oral)	Dyslipidemia	Overseas: Phase 2
JTT-305(oral)	Osteoporosis	Japan: Phase 2 Overseas: Phase 1
JTT-552(oral)	Hyperuricemia	Japan: Phase 1
JTT-553(oral)	Obesity	Overseas: Phase 1
JTT-651(oral)	Type 2 diabetes mellitus	Japan: Phase 1
JTK-652(oral)	Hepatitis C	Overseas: Phase 1

Newly introduced into clinical development

Results for 1H FY 3/2008

¤ Foods Business

Despite sales growth in the beverage and processed foods businesses, profits declined due to increasing materials and labor costs.
Efforts are underway to improve and strengthen the foundation of the business.

(Unit: JPY billion)

	1H FY 3/2007	1H FY 3/2008	Change
Sales	144.6	152.0	7.4 (+5.1%)
EBITDA	7.1	5.9	-1.2 (-17.6%)
Operating Income	4.3	3.7	-0.6 (-14.4%)


Roots "Product"


Green Tea "Tsujiri"


"Obento Daininki" Series "Fukkura Omelet"


"Imadoki Wasen" Series "Renkon Hasami Fry"

Full-term Forecasts for FY 3/2008

Full-term Forecasts for FY 3/2008

¤ Domestic Tobacco Business

The forecasts for EBITDA and operating income remain unchanged at the initially estimated levels.

(Unit: JPY billion)

	FY 3/2007 Actual (A)	FY 3/2008 Initial Forecast (B)	FY 3/2008 Revised Forecast (C)	Change from Initial Forecast (C-B)	Change from FY 3/2007 Actual (C-A)
Sales incl. Taxes	3,416.2	3,398.0	3,368.0	-30.0 (-0.9%)	-48.2 (-1.4%)
Sales incl. Taxes (Excl. Imported Tobacco)	2,200.0	2,169.0	2,171.0	2.0 (+0.1%)	-29.0 (-1.3%)
EBITDA	326.4	300.0	300.0	0.0 (No change)	-26.4 (-8.1%)
Operating Income	245.3	213.0	213.0	0.0 (No change)	-32.3 (-13.2%)

[Major assumptions] (Unit: billion cigarettes)

Sales Volume of JT Products	174.9	168.0	168.0	0.0 (No change)	-6.9 (-4.0%)

Full-term Forecasts for FY 3/2008

¤ International Tobacco Business

Upward revision for EBITDA forecast, due to the continuing top-line growth.

(Unit: JPY billion)

	FY 3/2007 Actual (A)	FY 3/2008 1Q Revised Forecast (B)	FY 3/2008 Revised Forecast (C)	Change from 1Q Forecast (C-B)	Change from FY 3/2007 Actual (C-A)
Sales incl. Taxes	999.6	2,650.0	2,630.0	-20.0 (-0.8%)	1,630.3 (+163.1%)
Sales incl. Taxes (Excl. Distribution Business)	999.6	-	2,370.0	- -	1,370.3 (+137.1%)
EBITDA	112.6	252.0	254.0	2.0 (+0.8%)	141.3 (+125.4%)
Operating Income	81.0	203.0	193.0	-10.0 (-4.9%)	111.9 (+138.0%)

(Reference) (Unit: USD million)

EBITDA (Before royalty payment to JT)	1,090	2,250	2,310	60 (+2.7%)	1,220 (+111.9%)

[Major Assumptions]

Total Sales Volume (billion cigarettes)	240.1	380.0	385.0	5.0 (+1.3%)	144.9 (+60.3%)
GFB Sales Volume (billion cigarettes)	146.8	202.0	203.0	1.0 (+0.5%)	56.2 (+38.3%)
Exchange Rate (JPY/USD)	116.38	120.00	118.00	-2.00	1.62

Note 1: Revised forecasts include I-JTI results from Jan.-Dec. 2007 and approx. 8.5 months of I-Gallaher results.
Note 2: GFBs in FY 3/2007: Winston, Camel, Mild Seven
GFBs in FY 3/2008 (after April 18, 2007): Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

Full-term Forecasts for FY 3/2008

¤ Pharmaceutical Business

- Downward revision due to a contract lump-sum payment for the introduction of new compound.

(Unit: JPY billion)

	FY 3/2007 Actual (A)	FY 3/2008 Initial Forecast (B)	FY 3/2008 Revised Forecast (C)	Change from Initial Forecast (C-B)	Change from FY 3/2007 Actual (C-A)
Sales	45.4	44.0	43.5	-0.5 (-1.1%)	-1.9 (-4.3%)
EBITDA	-8.1	-11.5	-13.0	-1.5 -	-4.8 -
Operating Income	-11.2	-15.0	-16.5	-1.5 -	-5.2 -

¤ Foods Business

- Downward revision due to reduced profit of chilled processed foods.

(Unit: JPY billion)

	FY 3/2007 Actual (A)	FY 3/2008 Initial Forecast (B)	FY 3/2008 Revised Forecast (C)	Change from Initial Forecast (C-B)	Change from FY 3/2007 Actual (C-A)
Sales	286.5	298.0	297.0	-1.0 (-0.3%)	10.4 (+3.6%)
EBITDA	12.0	12.5	11.5	-1.0 (-8.0%)	-0.5 (-4.3%)
Operating Income	6.7	8.0	7.0	-1.0 (-12.5%)	0.2 (+4.4%)

Full-term Forecasts for FY 3/2008

¤ Consolidated Financial Forecasts

The forecasts reflect the amortization of trademarks accompanied by Gallaher acquisition.

(Unit: JPY billion)

	FY 3/2007 Actual (A)	FY 3/2008 1Q Revised Forecast (B)	FY 3/2008 Revised Forecast (C)	Change from 1Q Forecast (C-B)	Change from FY 3/2007 Actual (C-A)
Sales incl. Taxes	4,769.3	6,410.0	6,360.0	-50.0 (-0.8%)	1,590.6 (+33.4%)
EBITDA	464.6	574.0	572.0	-2.0 (-0.3%)	107.3 (+23.1%)
Operating Income	331.9	419.0	405.0	-14.0 (-3.3%)	73.0 (+22.0%)
Recurring Profit	312.0	382.0	370.0	-12.0 (-3.1%)	57.9 (+18.6%)
Net Income	210.7	256.0	256.0	0.0 (No change)	45.2 (+21.5%)

Note: Revised forecasts for the international tobacco business include f-JTI results from Jan.-Dec. 2007 and approx. 8.5 months of f-Gallaher results.

¤ Trademarks and goodwill accompanied by Gallaher acquisition (at the time of acquisition)

- Value of trademarks: approx. USD 4.4 billion (approx. JPY 523.2 billion, amortized from FY 3/2008)
- Value of goodwill: approx. USD 14.7 billion (approx. JPY 1,751.5 billion, to be amortized from FY 3/2009)
- Amortization period: 20 years

Note1) The yen equivalent of trademarks and goodwill are calculated by the JPY/USD rate at the time of acquisition (April 18, 2007)
Note2) These figures may be revised, as a result of purchase-price-allocation.

[Reference Material]

Analysis of Consolidated Financial Results for 1H FY 3/2008 and Full-term Forecast for FY 3/2008

JT

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

JT

Results for 1H FY 3/2008

¤ Domestic Tobacco Business – Net sales excl. tobacco excise tax*

*Excluding imported tobacco



1H FY 3/2007
373.8
Volume effect
-20.0
Unit price effect
+10.4
Others
+0.8
1H FY 3/2008
365.1
150
200
250
300
350
400
(JPY bn)

Results for 1H FY 3/2008

¤ Domestic Tobacco Business – EBITDA



1H FY 3/2007
174.2
Volume effect
-15.5
Unit price effect
+10.4
Cost increase
-6.5
Leaf tobacco reappraisal gain/loss
-1.4
Others
+4.3
1H FY 3/2008
165.4
100
120
140
160
180
(JPY bn)

Results for 1H FY 3/2008

¤ **International Tobacco Business – Net sales excl. tobacco excise tax***

***Excluding distribution business**



1H FY 3/2007
2,214
Volume effect
+142
Unit price and product mix effect
+243
Forex impact
Forex impact between US$ and each local currency
+105
Gallaher
+650
1H FY 3/2008
3,355
1,000
1,500
2,000
2,500
3,000
3,500
(US$ MM)

(Reference) Industry segment information basis

International Tobacco Business - Net sales excluding tobacco excise tax :
From JPY 256.2 bn to 403.0 bn (up 146.7bn)

Note: Sales of distribution business, which was formally handled by Gallaher is excluded from the result.

Results for 1H FY 3/2008

¤ **International Tobacco Business - EBITDA** (before royalty payment to JT)



1H FY 3/2007
532
Volume effect
+51
Unit price and product mix effect
+207
Forex impact
Forex impact between US$ and each local currency
+35
Others
-56
Gallaher
+289
1H FY 3/2008
1,058
200
300
400
500
600
700
800
900
1,000
1,100
(US$ MM)

(Reference) Industry segment information basis

International Tobacco Business – EBITDA: From JPY 54.7 bn to 118.3 bn (up JPY 63.5 bn)

Results for 1H FY 3/2008

¤ Pharmaceutical Business – Net sales


1H FY 3/2007
23.0
Torii Pharmaceutical Co.Ltd
(non-consolidated)
+0.4
Royalty income, etc.
-1.3
1H FY 3/2008
22.1
20.0
21.0
22.0
23.0
24.0
(JPY bn)

Results for 1H FY 3/2008

¤ Pharmaceutical Business – EBITDA


1H FY 3/2007
-3.9
R&D expenses
(non-consolidated)
-0.8
Operating income of
Torii Pharmaceutical Co.Ltd
(non-consolidated)
-0.0
Royalty income, etc.
-1.1
1H FY 3/2008
-5.8
-6
-5
-4
-3
-2
-1
0
(JPY bn)

Results for 1H FY 3/2008

¤ Food Business – Net Sales



1H FY 3/2007
144.6
Beverages(VM sales)
+3.4
Beverages(general sales)
-0.1
Frozen processed foods
+0.0
Bakery
+0.2
Chilled processed foods
+4.2
Seasonings
-0.3
Others
+0.0
1H FY 3/2008
152.0
140
142
144
146
148
150
152
154
(JPY bn)

Results for 1H FY 3/2008

¤ Food Business – Operating Income



1H FY 3/2007
4.3
Marginal profit of Beverage business
+0.2
Fixed cost of Beverage business
-0.9
Marginal profit of Processed foods business
-0.4
Fixed cost of Processed foods business
-0.2
Overhead costs
+0.7
1H FY 3/2008
3.7
0
1
2
3
4
5
(JPY bn)

Results for 1H FY 3/2008

¤ Recurring profit



1H FY 3/2007
177.2
Operating income
+41.3
Non-operating income/loss
-16.0
1H FY 3/2008
202.5
50
100
150
200
250
(JPY bn)

Positive factors:
-Increase of interest income (3.0bn)
-Increase of dividend income (1.8bn) etc.
Negative factors:
-Increase of interest payment (16.6bn)
-Decrease of profit on foreign exchange (3.3bn)
-Increase of loss on foreign exchange (2.9bn) etc.

¤ Net income



1H FY 3/2007
122.6
Recurring profit
+25.2
Extraordinary profit/loss, income tax, etc.
-14.0
1H FY 3/2008
133.8
0
50
100
150
(JPY bn)

Positive factors:
-Decrease of loss on disposal of property, plant and equipment (1.7bn)
-Decrease of income tax and others (7.7bn), etc.
Negative factors:
-Decrease of gain on sale of property, plant and equipment (18.7bn)
-Increase of loss on retirement of property, plant and equipment (0.6bn)
-Increase of impairment loss (0.8bn)
-Increase of introduction costs for vending machines with adult identification functions (1.0bn) etc.

[This slide intentionally left blank]

Summary of Consolidated B/S as of Sep. 30, 2007

ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
3,364.6
1,840.8
1,523.8
5,381.8
1,437.1
3,944.6
as of Mar. 31, 2007
as of Sep. 30,2007
Current Assets
Fixed Assets

Compared to B/S as of Mar. 31, 2007 (Main Factor)

Current Assets – down JPY 403.6 bn

- Cash and cash equivalents*: down JPY 773.7 bn
  *Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements
- Operating receivables*: up JPY 213.8 bn
  *Operating receivables = Trade notes and accounts receivable

Fixed Assets – up JPY 2,420.8 bn

- Increased by capital expenditure: JPY 57.0 bn
- Decreased by depreciation and amortization*: JPY 75.6 bn
  *Depreciation and amortization =depreciation of tangible fixed assets + amortization of intangible fixed assets, long-term prepaid expenses and goodwill
- Increase of Goodwill: JPY 1,828.8 bn
- Increase of Trademarks: JPY 530.8 bn

Summary of Consolidated B/S as of Sep. 30, 2007

LIABILITIES & NET ASSETS



(JPY bn)
6,000
5,000
4,000
3,000
2,000
1,000
0
3,364.6
1,340.0
2,024.6
5,381.8
3,135.8
2,246.0
as of Mar. 31,2007
as of Sep. 30, 2007
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2007 (Main factor)

Total Liabilities – up JPY 1,795.7 bn

- Interest-bearing debt*: up JPY 1,178.5 bn
  * Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
- Tobacco excise taxes payable*: up JPY 199.2 bn
  * Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable

Total Net Assets – up JPY 221.3 bn

- Retained earnings: up JPY 102.5 bn
- Foreign currency translation adjustments: up JPY 135.3 bn

> **Ratio of equity capital: 58.3% → 40.5%**

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ Domestic Tobacco Business – Net sales Incl. tobacco excise tax



(JPY bn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,416.2
3,368.0
1,216.2
1,197.0
Imported Tobacco(*1)
2,200.0
2,171.0
JT Domestic
FY 3/2007
FY 3/2008 Forecast

[Positive factors]
-Increase in unit price of JT products by tax hike (Apr.-Jun.)

[Negative factors]
-Decrease in JT sales volume
[174.9 bn units → 168.0 bn units, down 6.9 bn units]
-Decrease in imported tobacco

(Note): On the consolidated basis, net sales of domestic tobacco business includes imported tobacco sales, which are handled by TS Network, a subsidiary of JT.

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ Domestic tobacco business - EBITDA / Operating income



(JPY bn)
350
300
250
200
150
100
50
0
326.4
245.3
300.0
213.0
FY 3/2007
FY 3/2008 Forecast
EBITDA
Operating income

[Positive factors]
-Increase in unit price (approx. JPY 11.0 bn)

[Negative factors]
-Decrease in JT sales volume (6.9 bn cigarettes, approx. JPY 21.0 bn)
-Increase of costs and others (approx. JPY 11.0 bn)
-Leaf tobacco reappraisal gain / loss*: 5.4 bn
[gain of JPY 9.5 bn → gain of JPY 4.1 bn]
*The reappraisal method is ceased in FY 3/2007 and the reappraisal loss at the end of FY 3/2007 will be reversed by 3-year straight line from FY 3/2008.

(Note): There is no revision for forecast of FY 3/2008.

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ International Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
3,000
2,500
2,000
1,500
1,000
500
0
2,630.0
Distribution[1)]
260.0
999.6
2,370.0
Tobacco
999.6
FY 3/2007
FY 3/2008 Forecast

[Positive factors]
-Consolidation of Gallaher

-Balanced top-line growth in mature and emerging markets

JPY/US$ foreign exchange rate:
From US$1=JPY 116.38 to US$1=JPY 118.00 (down JPY 1.62)

Note1) On the consolidated basis, net sales of international tobacco business includes distribution sales, which was formally handled by Gallaher.
Note2) This revised forecast includes approx. 8.5 months of the f-Gallaher business.

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ International Tobacco Business - EBITDA before royalty payment to JT



(JPY bn)
300
250
200
150
100
50
0
272.0
126.8
FY 3/2007
FY 3/2008 Forecast

[Positive factors]
-Consolidation of Gallaher

-Balanced top-line growth in mature and emerging markets

(Reference) Industry segment information basis
EBITDA:
From JPY 112.6 bn to JPY 254.0 bn (up JPY 141.3 bn)
Operating Income:
From JPY 81.0 bn to JPY 193.0 bn (up JPY 111.9 bn)
JPY/US$ foreign exchange rate:
From US$1=JPY 116.38 to US$1=JPY 118.00 (down JPY 1.62)

Note: This revised forecast includes approx. 8.5 months of the f-Gallaher business.

Forecast for FY 3/2008 compared to results of the previous fiscal year

■ Pharmaceutical Business – Net sales



(JPY bn)
60
50
40
30
20
10
0
45.4
43.5
FY 3/2007
FY 3/2008 Forecast

[Positive factors]

-Increase in net sales of Torii Pharmaceutical Co. Ltd.
[JPY 39.5 bn → JPY 40.5 bn (up JPY 0.9 bn)]

[Negative factors]

-FY 3/2007: One-time revenue from licensing-out of a new compound to GlaxoSmithKline Inc. and a new drug antibody candidate to MedImmune Inc.

-Decrease in Viracept royalty

Forecast for FY 3/2008 compared to results of the previous fiscal year

■ Pharmaceutical Business - EBITDA / Operating income



(JPY bn)
0
-2
-4
-6
-8
-10
-12
-14
-16
-18
-8.1
-11.2
-13.0
-16.5
FY 3/2007
FY 3/2008 Forecast
EBITDA
Operating income

[Negative factors]

-Decrease in operating income of Torii Pharmaceutical Co. Ltd.
[JPY 5.3 bn → JPY 4.5 bn (down JPY 0.9 bn)]

-FY 3/2007: One-time revenue from licensing-out of a new compound to GlaxoSmithKline Inc. and a new drug antibody candidate to MedImmune Inc.

-Decrease in Viracept royalty

-Increase in R&D expenses (Including contract lump-sum payment to Keryx Biopharmaceuticals for the introduction of a compound for hyperphosphatemia)

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ Foods Business – Net sales



(JPY bn)
350
300
250
200
150
100
50
-
286.5
297.0
FY 3/2007
FY 3/2008 Forecast

[Positive factors]

- Steady expansion of vending machine sales channels centering on Beverage business
- Developing and launching new products by thoroughly pursuing differentiation in frozen processed foods business
- Expansion in bakery business

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ Foods Business - EBITDA / Operating income



(JPY bn)
14
12
10
8
6
4
2
0
12.0
6.7
11.5
7.0
FY 3/2007
FY 3/2008 Forecast
EBITDA
Operating income

[Positive factors]

- Increase in marginal profits by top-line growth
- Decrease in amortization of goodwill

[Negative factors]

- Increase in fixed costs by scale expansion
- Decrease in profit margin by rise in cost of raw materials

Forecast for FY 3/2008 compared to results of the previous fiscal year

¤ Recurring Profit



FY 3/2007
312.0
Operating income
+73.0
Non-operating income
-15.0
FY 3/2008 Forecast
370.0
220
270
320
370
420
(JPY bn)

Positive factors:
-Decrease of currency hedging costs and the formation costs of bridge-loans related to the acquisition of Gallaher, etc.
Negative factors:
-Increase in interest payment and decrease of interest income related to the acquisition of Gallaher
-Increase in interest payment related to the existing debt of Gallaher , etc.

¤ Net income



FY 3/2007
210.7
Recurring profit
+57.9
Extraordinary profit/loss, income tax, etc.
-12.6
FY 2/2008 Forecast
256.0
150
200
250
300
(JPY bn)

Negative factors:
-Decrease of income tax
-Decrease of extraordinary profit/loss (net)

Note: This revised forecast includes approx. 8.5 months of the (-Gallaher business.

1. Breakdown of net sales (unit: JPY billion)

	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
Net sales including excise tax	2,377.6	2,914.0	536.4
Domestic tobacco	1,731.1	1,723.3	-7.8
Excluding imported tobacco	1,116.1	1,108.8	-7.3
International tobacco *1	468.3	1,005.4	537.1
Excluding distribution business	468.3	925.7	457.3
Net sales excluding excise tax *1 *2	808.1	953.3	145.1
Domestic tobacco *2	373.8	365.1	-8.7
International tobacco *1 *2	256.2	403.0	146.7
Pharmaceutical	23.0	22.1	-0.9
Foods	144.6	152.0	7.4
Beverages	98.6	101.8	3.2
Processed foods	46.0	50.2	4.1
Others	10.3	10.9	0.6

*1 International tobacco: 6 months ended Jun. 2007

*2 Net sales excluding excise tax: Excluding imported tobacco in domestic tobacco and distribution business in international tobacco, respectively.

2. Leaf tobacco reappraisal profit / loss * (unit: JPY billion)

	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
Leaf tobacco reappraisal profit / loss	-3.5	-2.0	1.4

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
SG&A	281.3	326.7	45.3
Personnel *	75.1	90.3	15.2
Advertising and general publicity	10.0	10.0	0.0
Sales promotion	58.1	69.8	11.6
R&D	20.4	21.8	1.3
Depreciation and amortization	28.3	35.4	7.0
Others	89.2	99.1	9.9

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment *1 (unit: JPY billion)

	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
Consolidated EBITDA	242.3	294.8	52.5
Operating income	177.8	219.1	41.3
Depreciation and amortization *2	64.4	75.6	11.1
Domestic tobacco EBITDA	174.2	165.4	-8.7
Operating income	134.8	124.5	-10.2
Depreciation and amortization *2	39.3	40.9	1.5
International tobacco EBITDA *3	54.7	118.3	63.5
Operating income	39.7	92.7	52.9
Depreciation and amortization *2	15.0	25.5	10.5
Pharmaceutical EBITDA	-3.9	-5.8	-1.9
Operating income	-5.3	-7.4	-2.0
Depreciation and amortization *2	1.4	1.5	0.1
Foods EBITDA	7.1	5.9	-1.2
Operating income	4.3	3.7	-0.6
Depreciation and amortization *2	2.8	2.2	-0.6
Others EBITDA	10.2	11.7	1.5
Operating income	4.1	5.9	1.7
Depreciation and amortization *2	6.0	5.8	-0.2

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	532	1,058	526

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco: 6 months ended Jun. 2007

5. Amortization relating to major acquisitions

JT (unit: JPY billion)

	6 months ended Sep. 2006	6 months ended Sep. 2007	Years to amortize	Termi-nation
Former RJRI				
Trademark rights	14.6	14.6	10	Apr-09
Patents	2.0	0.4	8	Apr-07

JT International (unit: USD million)

	6 months ended Jun. 2006	6 months ended Jun. 2007	Years to amortize
Former RJRI and Gallaher			
Trademark rights *	30.0	75.0	mainly 20
Goodwill	-	-	20 est.

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Apr-27

6.Capital expenditure (unit: JPY billion)

	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
Capital expenditures	44.6	57.0	12.3
Domestic tobacco	23.4	29.5	6.0
International tobacco *	13.2	20.2	6.9
Pharmaceutical	1.4	1.5	0.1
Foods	2.1	2.4	0.2
Others	4.7	4.3	-0.3

* International tobacco: 6 months ended Jun. 2007

7. Cash and cash equivalents * (unit: JPY billion)

	As of end of Mar. 2007	As of end of Sep. 2007	Change
Cash and cash equivalents	1,185.6	411.9	-773.7

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt * (unit: JPY billion)

	As of end of Mar. 2007	As of end of Sep. 2007	Change
Interest-bearing debt	219.2	1,397.7	1,178.5

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
JT sales volume* (billion cigarettes)	90.9	85.8	-5.1
Total demand (billion cigarettes)	139.9	132.6	-7.3
JT market share	64.9%	64.7%	- 0.2%pt
JT net sales before tax per 1,000 cigarettes(JPY)	12,074	12,696	622
JT net sales after tax per 1,000 cigarettes(JPY)	3,932	4,054	122

* Sales volume of domestic duty-free and China division is excluded, which was 1.7 billion for 6 months ended Sep. 2006 and 1.7 billion for 6 months ended Sep. 2007, respectively.

<International tobacco business>	6 months ended Jun. 2006	6 months ended Jun. 2007	Change
Total sales volume (billion cigarettes)	113.7	159.3	45.7
JPY/USD rate for consolidation (JPY)	115.73	120.15	4.42

<Pharmaceutical business>	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
R&D expenses (parent company) (JPY billion)	10.5	11.4	0.8

<Foods business - Beverage business>	As of end of Mar. 2007	As of end of Sep. 2007	Change
Number of beverage vending machines *	250,500	255,000	4,500
JT-owned	38,000	37,000	-1,000
Combined	66,000	69,000	3,000

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

10. Number of employees*

	As of end of Mar. 2007	As of end of Sep. 2007	Change
Number of employees (consolidated basis)	33,428	45,143	11,715
Domestic tobacco	11,534	11,667	133
International tobacco	12,401	23,776	11,375
Pharmaceutical	1,554	1,628	74
Foods	7,084	7,200	116
Other businesses	461	463	2
Corporate	394	409	15
Number of employees (parent company)	8,930	9,095	165
Number of employees based on enrollment (parent company)	9,984	10,144	160

* Number of employees is counted at working base, unless otherwise indicated.

1. Consolidated financial outlook for fiscal year ending March 31, 2008 compared to the forecast as of August 2007

(JPY billion)

	August forecast	Revised forecast	Change
Net sales including excise tax	6,410.0	6,360.0	-50.0
EBITDA	574.0	572.0	-2.0
Operating income	419.0	405.0	-14.0
Recurring profit	382.0	370.0	-12.0
Net income	256.0	256.0	0.0
Return on equity	12.2%	12.5%	0.3%pt
Free cash flow*	-	-1,440.0	-

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:
<Cash flow from operating activities>
- Interest received, dividend received and tax implication by deducting the items
- Interest paid and the tax implication by deducing the item

<Cash flow from investing activities>
- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the cash flow statement but excluded from the adjutment above.

(JPY billion)

	August forecast	Revised forecast	Change
Capital expenditures	146.0	142.0	-4.0
Domestic tobacco	64.0	67.0	3.0
International tobacco	55.0	50.0	-5.0
Pharmaceutical	3.0	4.5	1.5
Foods	6.5	6.0	-0.5
Other businesses	17.0	15.5	-1.5

Consolidated financial outlook by business segment (JPY billion)

	August forecast	Revised forecast	Change
Net sales including excise tax	6,410.0	6,360.0	-50.0
Domestic tobacco	3,398.0	3,368.0	-30.0
Excluding imported tobacco	2,169.0	2,171.0	2.0
International tobacco	2,650.0	2,630.0	-20.0
Excluding distribution business	-	2,370.0	-
Pharmaceutical	44.0	43.5	-0.5
Foods	298.0	297.0	-1.0
EBITDA	574.0	572.0	-2.0
Domestic tobacco	300.0	300.0	0.0
International tobacco	252.0	254.0	2.0
Pharmaceutical	-11.5	-13.0	-1.5
Foods	12.5	11.5	-1.0
Operating income	419.0	405.0	-14.0
Domestic tobacco	213.0	213.0	0.0
International tobacco	203.0	193.0	-10.0
Pharmaceutical	-15.0	-16.5	-1.5
Foods	8.0	7.0	-1.0

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	August forecast	Revised forecast	Change
Sales volume	168.0	168.0	0.0

Excluding sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	August forecast	Revised forecast	Change
Tobal sales volume	380.0	385.0	5.0
GFB sales volume*	202.0	203.0	1.0
JPY/USD rate	120.00	118.00	-2.00

*GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

2. Consolidated financial outlook for fiscal year ending March 31, 2008 compared to the reults of previous fiscal year

(JPY billion)

	FY 03/2007	Revised forecast	Change
Net sales including excise tax	4,769.3	6,360.0	1,590.6
EBITDA	464.6	572.0	107.3
Operating income	331.9	405.0	73.0
Recurring profit	312.0	370.0	57.9
Net income	210.7	256.0	45.2
Return on equity	11.3%	12.5%	1.2%pt
Free cash flow*	223.0	-1,440.0	-1,663.0

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:
<Cash flow from operating activities>
- Interest received, dividend received and tax implication by deducting the items
- Interest paid and the tax implication by deducing the item

<Cash flow from investing activities>
- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the cash flow statement but excluded from the adjutment above.

(JPY billion)

	FY 03/2007	Revised forecast	Change
Capital expenditures	102.1	142.0	39.8
Domestic tobacco	55.2	67.0	11.7
International tobacco	32.0	50.0	17.9
Pharmaceutical	3.0	4.5	1.4
Foods	4.8	6.0	1.1
Other businesses	8.0	15.5	7.4

Consolidated financial outlook by business segment (JPY billion)

	FY 03/2007	Revised forecast	Change
Net sales including excise tax	4,769.3	6,360.0	1,590.6
Domestic tobacco	3,416.2	3,368.0	-48.2
Excluding imported tobacco	2,200.0	2,171.0	-29.0
International tobacco	999.6	2,630.0	1,630.3
Excluding distribution busines	999.6	2,370.0	1,370.3
Pharmaceutical	45.4	43.5	-1.9
Foods	286.5	297.0	10.4
EBITDA	464.6	572.0	107.3
Domestic tobacco	326.4	300.0	-26.4
International tobacco	112.6	254.0	141.3
Pharmaceutical	-8.1	-13.0	-4.8
Foods	12.0	11.5	-0.5
Operating income	331.9	405.0	73.0
Domestic tobacco	245.3	213.0	-32.3
International tobacco	81.0	193.0	111.9
Pharmaceutical	-11.2	-16.5	-5.2
Foods	6.7	7.0	0.2

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	FY 03/2007	Revised forecast	Change
Sales volume	174.9	168.0	-6.9

Excluding sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	2006	Revised forecast	Change
Tobal sales volume	240.1	385.0	144.9
GFB sales volume*	146.8	203.0	56.2
JPY/USD rate	116.38	118.00	1.62

*GFB of FY 3/2007: Winston, Camel, Mild Seven
GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* **Original measurement Basis** = JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
* **New measurement Basis** = JT original products + JTI products for the Japan market

Domestic Tobacco Business Results

1. Quarterly Sales Volume (billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	50.5	48.5	48.1	42.2	189.4
FY 03/2007	54.0	36.8	44.6	39.3	174.9
FY 03/2008	42.7	43.0			

* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

2. Quarterly Retail Price Sales (billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	694.7	664.2	658.2	578.0	2,595.2
FY 03/2007	740.3	547.5	664.6	587.0	2,539.5
FY 03/2008	636.7	641.4			

* Retail price sales = sales volume * fixed retail price.
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

3. Quarterly Net Sales Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11,715	11,653	11,657	11,667	11,674
FY 03/2007	11,663	12,677	12,688	12,699	12,371
FY 03/2008	12,698	12,694			

* Net sales per thousand cigarettes
= (retail price sales - retailer margins - consumption tax) / sales volume * 1,000
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes (JPY)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,901	3,845	3,849	3,857	3,864
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,845	3,846	3,849	3,857	3,849
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053			

* Net sales excluding excise tax per thousand cigarettes
= (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	69.6	65.4	65.3	65.2	66.4
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	66.1	65.5	65.3	65.2	65.5
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5			

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	10.6	11.7	12.2	12.5	11.7
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11.3	11.7	12.2	12.5	11.9
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7			

(2) JT Share in 1mg Tar Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	55.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	59.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6		

2. Menthol

(1) JT Menthol Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.1	6.5	6.6	6.7	7.0
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	6.3	6.5	6.6	6.7	6.5
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5			

(2) JT Share in Menthol Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	45.1	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	34.7	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2		

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.8	5.1	5.4	5.9	6.3
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	5.1	5.2	5.4	5.9	5.4
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2			

(2) JT Share in JPY 320 or above Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	39.1	22.2	23.1	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	22.6	22.3	23.2	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0		

* JPY 300 or above until Apr-Jun. 2006

4. Quarterly D-spec Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	0.91	1.24	1.78	3.12	1.72
FY 03/2007	4.12	3.84	3.85	4.34	4.04
FY 03/2008	4.41	4.10			

* Pianissimo and Premier have been sold as D-spec products since March 2006.
Bevel Flair have been sold as D-spec products since December 2006.

· Japan Tobacco Inc. Clinical development (as of Octber 31, 2007)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase1(JPN)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase1(Overseas)	Obesity	DGAT1 inhibitor	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 -DGAT1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	
JTK-652 (oral)	Phase1(Overseas)	Hepatitis C	Entry inhibitor	Treatment of hepatitis C by inhibiting the infection process of HCV into hepatocytes -HCV:Hepatitis C Virus	

Changes from the previous announcement on August 9, 2007:

JTK-652 entered into clinical trial stage overseas.

November 1, 2007

To our shareholders

2-1, Toranomon 2-chome Minato-ku, Tokyo

JAPAN TOBACCO INC.

Hiroshi Kimura,

President and Representative Director

Notice of the Resolution of the Board of Directors concerning the Payment of the Interim Dividend

We are pleased to inform you that at the meeting of our board of directors, held on October 31, 2007, the resolution concerning the interim dividend for 23rd fiscal year (from April 1, 2007 to March 31, 2008) passed as follows.

We obtained the approval of the Minister of Finance in respect of the payment of the interim dividend, as required by the Japan Tobacco Inc. Law. on October 31, 2007.

Particulars

Subject to Article 30 of our Articles of Incorporation, we will pay the interim dividend to the shareholders or the registered pledges whose names appear on the register of shareholders and the register of beneficial shareholders as of September 30, 2007 as follows.

1. The amount of the interim dividend:

   2,200 yen per share

2. The effective date and the starting date of the payment of interim dividend:

   November 30, 2007 (Friday)

Payment of the interim dividend

A note of the payment of the interim dividend by postal transfer, or an account of the interim dividend (statements of interim dividends and other documents for those who designed for transfer), will be sent to the registered address on November 29, 2007.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Reports Consolidated Financial Results for the First Fiscal Half that Ended September 30, 2007

TOKYO, October 31, 2007 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its consolidated financial results for the first fiscal half that ended September 30, 2007.

1. Overview of the Consolidated Six-Month Financial Results

- JT achieved record highs in consolidated net sales and earnings with an increase of 22.6 percent in net sales, 23.2 percent in operating income and 9.2 percent in net income compared to the same period in the previous year, primarily due to the incorporation of the Gallaher business.

- JT's market share has shown a steady growth momentum over the previous six-month period in the domestic tobacco business. However, due in part to the tobacco retail price hike following tax increases in July 2006, net sales decreased 0.5 percent, and operating income decreased 7.6 percent.

- JT's international tobacco business[1], a driving force of profit growth for the JT Group, reported increases in net sales and operating income of 114.7 percent and 133.4 percent respectively, compared to the same period in the previous year. This was driven mainly by the incorporation of the Gallaher business as well as organic top-line growth centered around Winston and Camel.

- JT management has updated its net sales and earnings forecasts for the fiscal year ending March 31, 2008. While forecasted net income remained unchanged, forecasts for net sales and operating income for the year were revised downward, from ¥6.41 trillion to ¥6.36 trillion and from ¥419.0 billion to ¥405.0 billion respectively. However, forecasted net sales and earnings for the fiscal year are estimated to reach record highs.

"JT has been determined in its investment in the equity of the Mild Seven brand with the aim to expand the company's overall market share in Japan. I am proud to announce that this goal has been accomplished through the strong performance of Mild Seven over the previous six-month period," said Hiroshi Kimura, President and CEO of JT. "At the same time, we have been aggressively pursuing opportunities for top-line growth in the international tobacco business, leveraging our strengthened and well-balanced brand portfolio. In this fiscal half, we achieved an all-time high in consolidated net sales, with a growth of 22.6 percent, in addition to record high net income."

[1] The results of the international tobacco business for the period between January and June 2007 were incorporated into JT's consolidated financial results for the first fiscal half that ended September 30, 2007.

2. Consolidated Six-Month Financial Results for the Period that Ended September 30, 2007

Units: Billions of Yen

	1H FY03/2007	1H FY03/2008	Net change (%)
Net sales	2,377.6	2,914.0	22.6
Operating income	177.8	219.1	23.2
Net income	122.6	133.8	9.2

3. Results by Business Segment

➢ Domestic Tobacco Business

	1H FY03/2007	1H FY03/2008	Net change (%)
Net sales (billions of yen)	1,731.1	1,723.3	-0.5
Operating income (billions of yen)	134.8	124.5	-7.6
Sales volume[2] (billions of cigarettes)	90.9	85.8	-5.6

Due to a decline in sales volume as a result of the tobacco retail price hike following the tax increases in July 2006, as well as societal factors including the aging population, domestic tobacco sales volume decreased 5.6 percent compared to the same period in the previous year. As a result, net sales and operating income decreased by 0.5 percent and 7.6 percent respectively.

JT has maintained its strong commitment toward enhancing the brand equity of its core brand, "Mild Seven," through intensified sales promotions and the national launch of "Mild Seven Aqua Menthol Super Lights Box." As a result, the market share for the brand has shown a growth of 0.4 percent, and JT's market share increased to 64.7 percent over the previous six-month period.

➢ International Tobacco Business

	January - June 2006	January - June 2007	Net change (%)
Net sales (billions of yen)	468.3	1,005.4	114.7
Operating income (billions of yen)	39.7	92.7	133.4
Total sales volume (billions of cigarettes)	113.7	159.3	40.2
GFB sales volume[3] (billions of cigarettes)	68.3	88.3	29.3

---

[2] Sales volume from both domestic duty free and the "China Division" were not incorporated in the above figures, which totaled 1.7 billion cigarettes in the first fiscal half that ended September 30, 2007.

[3] Global Flagship Brands (GFB) have been revised following the acquisition of Gallaher to include eight brands including Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie and Glamour. GFB sales volume figures are based on the current GFB definition. Accordingly, GFB sales volume figures during the pre-acquisition of Gallaher account for Winston, Camel and Mild Seven only.

In the first half of the fiscal year that ended September 30, 2007[4], total sales volume for the international tobacco business showed a strong growth of 40.2 percent to 159.3 billion cigarettes, and GFB sales volume increased by 29.3 percent to 88.3 billion cigarettes, compared to the same period last year. These results included the Gallaher business which JT acquired on April 18, 2007.

GFB brands continued its strong organic growth momentum, driven by Winston in Russia, Spain, Turkey and Ukraine; Camel in Spain, France, Ukraine, Russia and Italy. GFB performance also reflects the additional contribution of Benson & Hedges, Silk Cut, LD, Sobranie and Glamour following the acquisition of Gallaher.

Due to a growth in cigarette sales volume, net sales including tax grew 114.7 percent and operating income increased by 133.4 percent compared to the same period previous year.

➢ **Pharmaceutical Business**

Units: Billions of Yen

	1H FY03/2007	1H FY03/2008	Net change (%)
Net sales	23.0	22.1	-4.1
Operating income	-5.3	-7.4	-

During the period, increased sales by Torii Pharmaceutical Co., Ltd., a JT subsidiary, had a positive impact on the business' net sales. However, a decline in royalty income from "Viracept®," and the absence of a one-time sales increase from the licensing of a new drug candidate in preclinical study in Japan to GlaxoSmithKline in the same period last year, had a negative impact on the business' net sales.

As a result, net sales decreased by 4.1 percent compared to the same period in the previous year, while operating income posted a ¥7.4 billion loss. This is due in part to an increase in R&D expenditure including an upfront payment for a licensing agreement with Keryx Biopharmaceuticals, Inc.

JT's pharmaceutical business has steadily advanced its compounds under development and enhanced its R&D pipeline. Currently, JT has a total of nine compounds under clinical study, and three of the company's new compounds, "JTT-553," "JTT-651" and "JTK-652" entered their clinical trial stage, while the development of "JTT-551" was ceased in this fiscal year.

➢ **Foods Business**

Units: Billions of Yen

	1H FY03/2007	1H FY03/2008	Net change (%)
Net sales	144.6	152.0	5.1
Operating income	4.3	3.7	-14.4

In the beverage business, JT has been steadily expanding vending machine sales channels, and has aggressively developed and marketed new products centered around the company's flagship coffee brand, "Roots." In the processed foods business, the company has been making an effort to expand its overall business scale, such as with the enhancement of its frozen processed foods product line.

[4] The results of the international tobacco business for the period between January and June 2007 were incorporated into JT's consolidated financial results for the first fiscal half that ended September 30, 2007. Please note that the financial results from the Gallaher business after April 18, 2007 were incorporated into JT's consolidated financial results.

As a result, net sales for the company's foods business grew 5.1 percent in this fiscal half year, due mainly to the steady expansion of vending machine sales channels. Operating income for the period decreased 14.4 percent due mainly to an increase in expenses compared to the same period previous year.

4. Revised Outlook for the Fiscal Year Ending March 31, 2008 (Consolidated)

JT management updated its forecasts for net sales and earnings for the fiscal year ending March 31, 2008, taking into account the commencement of the amortization of trademark[5] following the integration of Gallaher and the projected exchange rate for the yen, which was revised downward two yen to the dollar from the original estimate, while forecasted sales for the international tobacco business was revised upward by 5.0 billion cigarettes.

Units: Billions of Yen

	FY03/2007 Actual (A)	FY03/2008 Previous Forecast (B)	FY03/2008 Updated Forecast (C)	Change from FY03/2007 Actual (C-A)	Change from FY03/2008 Previous Forecast (C-B)
Net sales	4,769.3	6,410.0	6,360.0	1,590.6	-50.0
Operating income	331.9	419.0	405.0	73.0	-14.0
Net income	210.7	256.0	256.0	45.2	0.0

Please refer to the attached date sheet for additional details regarding the forecasts.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

[5] The amortization of trademark, which amounts to approximately US$4.4 billion (¥523.2 billion), shall commence from the fiscal year ending March 31, 2008; and the amortization of Gallaher's goodwill, which amounts to approximately US$14.7 billion (¥1,751.5 billion), shall commence from the fiscal year ending March 31, 2009. Please note that both amounts have been calculated based on the exchange rate as of April 18, 2007.

JT

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

1. Breakdown of net sales (unit: JPY billion)

	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
Net sales including excise tax	2,377.6	2,914.0	536.4
Domestic tobacco	1,731.1	1,723.3	-7.8
Excluding imported tobacco	1,116.1	1,108.8	-7.3
International tobacco *1	468.3	1,005.4	537.1
Excluding distribution business	468.3	925.7	457.3
Net sales excluding excise tax *1 *2	808.1	953.3	145.1
Domestic tobacco *2	373.8	365.1	-8.7
International tobacco *1 *2	256.2	403.0	146.7
Pharmaceutical	23.0	22.1	-0.9
Foods	144.6	152.0	7.4
Beverages	98.6	101.8	3.2
Processed foods	46.0	50.2	4.1
Others	10.3	10.9	0.6

*1 International tobacco: 6 months ended Jun. 2007

*2 Net sales excluding excise tax: Excluding imported tobacco in domestic tobacco and distribution business in international tobacco, respectively.

2. Leaf tobacco reappraisal profit / loss * (unit: JPY billion)

	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
Leaf tobacco reappraisal profit / loss	-3.5	-2.0	1.4

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
SG&A	281.3	326.7	45.3
Personnel *	75.1	90.3	15.2
Advertising and general publicity	10.0	10.0	0.0
Sales promotion	58.1	69.8	11.6
R&D	20.4	21.8	1.3
Depreciation and amortization	28.3	35.4	7.0
Others	89.2	99.1	9.9

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment *1 (unit: JPY billion)

	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
Consolidated EBITDA	242.3	294.8	52.5
Operating income	177.8	219.1	41.3
Depreciation and amortization *2	64.4	75.6	11.1
Domestic tobacco EBITDA	174.2	165.4	-8.7
Operating income	134.8	124.5	-10.2
Depreciation and amortization *2	39.3	40.9	1.5
International tobacco EBITDA *3	54.7	118.3	63.5
Operating income	39.7	92.7	52.9
Depreciation and amortization *2	15.0	25.5	10.5
Pharmaceutical EBITDA	-3.9	-5.8	-1.9
Operating income	-5.3	-7.4	-2.0
Depreciation and amortization *2	1.4	1.5	0.1
Foods EBITDA	7.1	5.9	-1.2
Operating income	4.3	3.7	-0.6
Depreciation and amortization *2	2.8	2.2	-0.6
Others EBITDA	10.2	11.7	1.5
Operating income	4.1	5.9	1.7
Depreciation and amortization *2	6.0	5.8	-0.2

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	532	1,058	526

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco: 6 months ended Jun. 2007

5. Amortization relating to major acquisitions

JT (unit: JPY billion)

	6 months ended Sep. 2006	6 months ended Sep. 2007	Years to amortize	Termination
Former RJRI				
Trademark rights	14.6	14.6	10	Apr-09
Patents	2.0	0.4	8	Apr-07

JT International (unit: USD million)

	6 months ended Jun. 2006	6 months ended Jun. 2007	Years to amortize
Former RJRI and Gallaher			
Trademark rights *	30.0	75.0	mainly 20
Goodwill	-	-	20 est.

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Apr-27

6.Capital expenditure (unit: JPY billion)

	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
Capital expenditures	44.6	57.0	12.3
Domestic tobacco	23.4	29.5	6.0
International tobacco *	13.2	20.2	6.9
Pharmaceutical	1.4	1.5	0.1
Foods	2.1	2.4	0.2
Others	4.7	4.3	-0.3

* International tobacco: 6 months ended Jun. 2007

7. Cash and cash equivalents * (unit: JPY billion)

	As of end of Mar. 2007	As of end of Sep. 2007	Change
Cash and cash equivalents	1,185.6	411.9	-773.7

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt * (unit: JPY billion)

	As of end of Mar. 2007	As of end of Sep. 2007	Change
Interest-bearing debt	219.2	1,397.7	1,178.5

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
JT sales volume* (billion cigarettes)	90.9	85.8	-5.1
Total demand (billion cigarettes)	139.9	132.6	-7.3
JT market share	64.9%	64.7%	- 0.2%pt
JT net sales before tax per 1,000 cigarettes(JPY)	12,074	12,696	622
JT net sales after tax per 1,000 cigarettes(JPY)	3,932	4,054	122

* Sales volume of domestic duty-free and China division is excluded, which was 1.7 billion for 6 months ended Sep. 2006 and 1.7 billion for 6 months ended Sep. 2007, respectively.

<International tobacco business>	6 months ended Jun. 2006	6 months ended Jun. 2007	Change
Total sales volume (billion cigarettes)	113.7	159.3	45.7
JPY/USD rate for consolidation (JPY)	115.73	120.15	4.42

<Pharmaceutical business>	6 months ended Sep. 2006	6 months ended Sep. 2007	Change
R&D expenses (parent company) (JPY billion)	10.5	11.4	0.8

<Foods business - Beverage business>	As of end of Mar. 2007	As of end of Sep. 2007	Change
Number of beverage vending machines *	250,500	255,000	4,500
JT-owned	38,000	37,000	-1,000
Combined	66,000	69,000	3,000

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

10. Number of employees*

	As of end of Mar. 2007	As of end of Sep. 2007	Change
Number of employees (consolidated basis)	33,428	45,143	11,715
Domestic tobacco	11,534	11,667	133
International tobacco	12,401	23,776	11,375
Pharmaceutical	1,554	1,628	74
Foods	7,084	7,200	116
Other businesses	461	463	2
Corporate	394	409	15
Number of employees (parent company)	8,930	9,095	165
Number of employees based on enrollment (parent company)	9,984	10,144	160

* Number of employees is counted at working base, unless otherwise indicated.

1. Consolidated financial outlook for fiscal year ending March 31, 2008 compared to the forecast as of August 2007

(JPY billion)

	August forecast	Revised forecast	Change
Net sales including excise tax	6,410.0	6,360.0	-50.0
EBITDA	574.0	572.0	-2.0
Operating income	419.0	405.0	-14.0
Recurring profit	382.0	370.0	-12.0
Net income	256.0	256.0	0.0
Return on equity	12.2%	12.5%	0.3%pt
Free cash flow*	-	-1,440.0	-

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:

<Cash flow from operating activities>
- Interest received, dividend received and tax implication by deducting the items
- Interest paid and the tax implication by deducing the item

<Cash flow from investing activities>
- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the cash flow statement but excluded from the adjutment above.

(JPY billion)

	August forecast	Revised forecast	Change
Capital expenditures	146.0	142.0	-4.0
Domestic tobacco	64.0	67.0	3.0
International tobacco	55.0	50.0	-5.0
Pharmaceutical	3.0	4.5	1.5
Foods	6.5	6.0	-0.5
Other businesses	17.0	15.5	-1.5

Consolidated financial outlook by business segment (JPY billion)

	August forecast	Revised forecast	Change
Net sales including excise tax	6,410.0	6,360.0	-50.0
Domestic tobacco	3,398.0	3,368.0	-30.0
Excluding imported tobacco	2,169.0	2,171.0	2.0
International tobacco	2,650.0	2,630.0	-20.0
Excluding distribution business	-	2,370.0	-
Pharmaceutical	44.0	43.5	-0.5
Foods	298.0	297.0	-1.0
EBITDA	574.0	572.0	-2.0
Domestic tobacco	300.0	300.0	0.0
International tobacco	252.0	254.0	2.0
Pharmaceutical	-11.5	-13.0	-1.5
Foods	12.5	11.5	-1.0
Operating income	419.0	405.0	-14.0
Domestic tobacco	213.0	213.0	0.0
International tobacco	203.0	193.0	-10.0
Pharmaceutical	-15.0	-16.5	-1.5
Foods	8.0	7.0	-1.0

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	August forecast	Revised forecast	Change
Sales volume	168.0	168.0	0.0

Excluding sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	August forecast	Revised forecast	Change
Tobal sales volume	380.0	385.0	5.0
GFB sales volume*	202.0	203.0	1.0
JPY/USD rate	120.00	118.00	-2.00

*GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

2. Consolidated financial outlook for fiscal year ending March 31, 2008 compared to the reults of previous fiscal year

(JPY billion)

	FY 03/2007	Revised forecast	Change
Net sales including excise tax	4,769.3	6,360.0	1,590.6
EBITDA	464.6	572.0	107.3
Operating income	331.9	405.0	73.0
Recurring profit	312.0	370.0	57.9
Net income	210.7	256.0	45.2
Return on equity	11.3%	12.5%	1.2%pt
Free cash flow*	223.0	-1,440.0	-1,663.0

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:

<Cash flow from operating activities>
- Interest received, dividend received and tax implication by deducting the items
- Interest paid and the tax implication by deducing the item

<Cash flow from investing activities>
- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the cash flow statement but excluded from the adjutment above.

(JPY billion)

	FY 03/2007	Revised forecast	Change
Capital expenditures	102.1	142.0	39.8
Domestic tobacco	55.2	67.0	11.7
International tobacco	32.0	50.0	17.9
Pharmaceutical	3.0	4.5	1.4
Foods	4.8	6.0	1.1
Other businesses	8.0	15.5	7.4

Consolidated financial outlook by business segment (JPY billion)

	FY 03/2007	Revised forecast	Change
Net sales including excise tax	4,769.3	6,360.0	1,590.6
Domestic tobacco	3,416.2	3,368.0	-48.2
Excluding imported tobacco	2,200.0	2,171.0	-29.0
International tobacco	999.6	2,630.0	1,630.3
Excluding distribution busines	999.6	2,370.0	1,370.3
Pharmaceutical	45.4	43.5	-1.9
Foods	286.5	297.0	10.4
EBITDA	464.6	572.0	107.3
Domestic tobacco	326.4	300.0	-26.4
International tobacco	112.6	254.0	141.3
Pharmaceutical	-8.1	-13.0	-4.8
Foods	12.0	11.5	-0.5
Operating income	331.9	405.0	73.0
Domestic tobacco	245.3	213.0	-32.3
International tobacco	81.0	193.0	111.9
Pharmaceutical	-11.2	-16.5	-5.2
Foods	6.7	7.0	0.2

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	FY 03/2007	Revised forecast	Change
Sales volume	174.9	168.0	-6.9

Excluding sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, JPY)

	2006	Revised forecast	Change
Tobal sales volume	240.1	385.0	144.9
GFB sales volume*	146.8	203.0	56.2
JPY/USD rate	116.38	118.00	1.62

*GFB of FY 3/2007: Winston, Camel, Mild Seven
GFB of FY 3/2008: Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* **Original measurement Basis** = JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
* **New measurement Basis** = JT original products + JTI products for the Japan market

Domestic Tobacco Business Results

1. Quarterly Sales Volume (billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	50.5	48.5	48.1	42.2	189.4
FY 03/2007	54.0	36.8	44.6	39.3	174.9
FY 03/2008	42.7	43.0			

* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

2. Quarterly Retail Price Sales (billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	694.7	664.2	658.2	578.0	2,595.2
FY 03/2007	740.3	547.5	664.6	587.0	2,539.5
FY 03/2008	636.7	641.4			

* Retail price sales = sales volume * fixed retail price.
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

3. Quarterly Net Sales Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11,715	11,653	11,657	11,667	11,674
FY 03/2007	11,663	12,677	12,688	12,699	12,371
FY 03/2008	12,698	12,694			

* Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes (JPY)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,901	3,845	3,849	3,857	3,864
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	3,845	3,846	3,849	3,857	3,849
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053			

* Net sales excluding excise tax per thousand cigarettes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	69.6	65.4	65.3	65.2	66.4
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	66.1	65.5	65.3	65.2	65.5
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5			

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	10.6	11.7	12.2	12.5	11.7
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	11.3	11.7	12.2	12.5	11.9
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7			

(2) JT Share in 1mg Tar Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	55.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	59.7	60.4	60.8	61.6
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6		

2. Menthol

(1) JT Menthol Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.1	6.5	6.6	6.7	7.0
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	6.3	6.5	6.6	6.7	6.5
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5			

(2) JT Share in Menthol Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	45.1	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	34.7	34.4	34.9	35.1
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2		

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	8.8	5.1	5.4	5.9	6.3
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	5.1	5.2	5.4	5.9	5.4
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2			

(2) JT Share in JPY 320 or above Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	39.1	22.2	23.1	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2006	22.6	22.3	23.2	24.5
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0		

* JPY 300 or above until Apr-Jun, 2006

4. Quarterly D-spec Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2006	0.91	1.24	1.78	3.12	1.72
FY 03/2007	4.12	3.84	3.85	4.34	4.04
FY 03/2008	4.41	4.10			

* Pianissimo and Premier have been sold as D-spec products since March 2006. Bevel Flair have been sold as D-spec products since December 2006.

Japan Tobacco Inc. Clinical development (as of Octber 31, 2007)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase1(JPN)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase1(Overseas)	Obesity	DGAT1 inhibitor	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 -DGAT1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	
JTK-652 (oral)	Phase1(Overseas)	Hepatitis C	Entry inhibitor	Treatment of hepatitis C by inhibiting the infection process of HCV into hepatocytes -HCV:Hepatitis C Virus	

Changes from the previous announcement on August 9, 2007:

JTK-652 entered into clinical trial stage overseas.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Reports International Tobacco Business Results for January - September 2007

Tokyo, October 31, 2007 – Japan Tobacco Inc. (JT) (TSE: 2914) announced today its international tobacco business results for the nine-month period between January 1 and September 30, 2007.

In the nine-month period that ended September 30, 2007, JT International (JTI), JT's international tobacco business operation, increased its sales volume by 53.8 percent to 274.0 billion cigarettes compared to the same period last year. These results include the Gallaher business which was acquired on April 18, 2007.

JTI's Global Flagship Brands (GFB) include eight brands: Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie, and Glamour. Total GFB sales volume from January to September, 2007 amounted to 145.9 billion units.

This increase was driven by Winston in Russia, Ukraine, Spain and Turkey; Camel in Spain, France, Italy and Russia. GFB performance also reflects the additional contribution of Benson & Hedges and Silk Cut in the U.K. and Ireland; LD, Sobranie and Glamour in Russia, Ukraine and Kazakhstan.

Net sales including tax increased 115.7 percent to US$13.816 billion, and net sales excluding tax amounted to US$5.743 billion, an increase of 62.9 percent from the previous year. Net sales per thousand cigarettes, excluding tax, rose 6.0 percent to US$21.0.

JT

International Tobacco Business Results for January – September 2007

(2007 July-Sep results are preliminary)

	2006				2007			
	Jan-Mar	Apr-Jun	Jul-Sep	Total	Jan-Mar	Apr-Jun	Jul-Sep	Total
Total sales volume (billions of cigarettes)	52.1	61.6	64.5	178.2	57.7	101.6	114.6	274.0
GFB sales volume (billions of cigarettes)	31.6	36.7	39.0	107.4	35.5	52.8	57.6	145.9
Net sales, including tax (millions of US$)	1,860	2,187	2,359	6,406	2,282	5,424	6,111	13,816
Net sales, excluding tax (millions of US$)	1,018	1,197	1,311	3,525	1,258	2,097	2,388	5,743
Net sales per thousand cigarettes, excluding tax (US$)	19.5	19.4	20.3	19.8	21.8	20.6	20.8	21.0

Note:

1. Gallaher results are incorporated from April 18, 2007 onward.
2. All net sales information excludes the distribution businesses acquired as part of the Gallaher transaction.
3. In the above table, GFB sales volumes are based on the new GFB definition. Accordingly, GFB sales volumes during the pre-acquisition period include Winston, Camel and Mild Seven only.

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Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

END